Exhibit 1.01
Varex Imaging Corporation
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2024

This report for the year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

I.Overview
a.Company Overview
Varex Imaging Corporation (the “Company,” “our” or “us”) is a leading innovator, designer and manufacturer of X-ray imaging components including X-ray tubes, flat panel and photon counting detectors and accessories, linear accelerators, image software processing solutions and stand-alone X-ray based systems in select application areas. Our components are used in medical diagnostic imaging, security inspection systems, and industrial quality inspection systems, as well as for analysis and measurement applications in industrial manufacturing applications. Global OEMs incorporate our X-ray imaging components in their systems to detect, diagnose, protect, irradiate and inspect. The Company has approximately 2,300 full-time employees, located at engineering, manufacturing and service center sites in North America, Europe, and Asia. For more information about us, visit https://www.vareximaging.com/.

b.Supply Chain Overview
The Company’s supply chain is complex, and there are multiple tiers between the Company and the smelters, refiners and mines. The Company relies on the Company’s vendors to provide information on the origin of the conflict minerals contained in components that are included in the Company’s products. The Company validates vendor’s information as complete and reasonable using a check sheet, and any concerns are sent back to the vendor to address.
II.Reasonable Country of Origin Inquiry (“RCOI”) and Due Diligence Measures
The Company identified 172 vendors as in-scope, based on the probability of 3TG in their products, that are included in the Company’s products. The Company conducted a supply chain survey of these in-scope vendors, using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”), to determine whether the necessary conflict minerals in components contained in the Company’s products were sourced responsibly, per the Company’s policy and the OECD Guidance (as defined below). The survey requested vendors to identify smelters or refiners (“SORs”) and country of origin of the conflict minerals they provide to the Company. The Company used London Bullion Market Association data (“LBMA Data”), Responsible Jewelry Council data (“RJC Data”), the RMI SOR Full Database (“SOR Full Database”) and RMI RCOI data (“RCOI Data”) to establish country of origin. The Company found that some of the SORs identified were sourcing from the Democratic Republic of the Congo (the “DRC”) or an adjoining country, but all these SORs were found to be in conformance with the RMI Responsible Minerals Assurance Process (“RMAP”) standards.

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition, including the supplements for tantalum, tin, tungsten and gold (“3TG”) (such guidance, the “OECD Guidance”). In accordance with the five-step framework in the OECD Guidance, the Company’s due diligence exercise included:

(1)Establish strong company management systems.
The Company’s Conflict Minerals Team includes key members of the global supply chain management team in each business unit worldwide. The Company’s requirements for vendor conflict minerals management are contained in the Company’s vendor training materials and in the Conflict Minerals Policy. The Conflict Minerals Policy is posted on the Company’s external website (https://www.vareximaging.com/legal-information) and is referenced in purchase orders and vendor contractual agreements. In short, the requirements are that vendors adhere to the OECD Guidance, provide a CMRT including a list of smelters, follow up on risk concerns identified by the Company and make efforts to become conflict free. The Conflict Minerals Team planned and executed the due diligence methods necessary to complete a RCOI, determined the risk associated with the use of conflict minerals, established steps to mitigate risks, and reported on supply chain due diligence. To assist in completing these due diligence actions, the Company became a member of the RMI, which is a consortium of companies who are working together to “provide companies with tools and resources to make sourcing decisions that improve regulatory compliance and support responsible sourcing of minerals from conflict-affected and high-risk areas.”

A key element of the RMI RMAP is the research of known SORs, audits of SORs, and publishing the results of this activity in databases that the Company uses to determine country of origin and assess risk in the supply chain. Specifically, the Company looks up country of origin of SORs using RCOI Data and uses data from the SOR Full Database to assess SOR risk. The Company discusses risks associated with vendors directly with each vendor, and the Company discusses risks associated with SORs with the vendors using those SORs.

The Company uses the publicly available RMI Grievance Mechanism (“GM”). Vendors are informed of this GM in the Company’s Conflict Minerals Vendor Training. This GM may be used for complaints against the Company, the RMI, the RMI RMAP, or auditors used by the RMI, or other grievances related to conflict minerals. The grievances, including corrective action, are tracked and monitored by the RMI.

(2)Identify and assess risk in the supply chain
The Company identified 172 vendors as in-scope, based on the probability of 3TG in their products. The Company requested a completed CMRT from all in-scope vendors. The Company received CMRTs from 148 vendors, representing approximately 86% of in-scope vendors, and each vendor identified in its CMRT the names and locations of SORs that process conflict minerals used in components provided by such vendor. The SORs information provided by the vendors allowed the Company to determine the country of origin of the conflict minerals. The Company evaluated the information collected, including subjecting the results to a detailed quality review check sheet. If discrepancies, errors, or omissions were identified, the response for that vendor was deemed unacceptable and was returned for correction by the vendor. Approximately 74% of the CMRTs collected were acceptable as received or successfully corrected by the vendor and accepted by the Company. The Company reviewed and compared the responses with other information in the Company’s possession and, where appropriate, made further inquiries of the Company’s vendors. The Company contacted vendors that did not respond by a specified date and sent reminder emails requesting their responses.

An appropriate risk level was assigned to the 12% of vendors who did not make the corrections requested by the Company. The Company reviewed and compared the responses with other information (including information provided by Company experts) in the Company’s possession and, where appropriate, made further inquiries of the Company’s vendors.

The Company followed a defined escalation process for vendors that did not respond to the request for CMRT data. All in-scope vendors received a CMRT request email. Those not responding in one week received a reminder email, and those not responding in two weeks received a final reminder email. Internal Company buyers were identified for each vendor, and any vendor not responding to the final reminder email was escalated to the buyer for further action.

The result of this CMRT data collection effort is that the Company received CMRTs from 86% of in-scope vendors.

(3)Design and implement a strategy to respond to identified risks.
The Company completes a risk assessment after collecting data from in-scope vendors to identify supply chain risks relevant for the current reporting year. The Company has a process for determining risk using a set of standard risk factors. Supply chain risks include the risk associated with each vendor and the risk associated with each SOR identified by the vendors. LBMA Data, RJC Data, RCOI Data and the SOR Full Database are used extensively to determine appropriate risk mitigation factors.

Each vendor is assessed for risk factors that include whether they have conflict minerals policies, whether they have corrective management systems, whether they have overall conflict minerals management systems, and whether they have risky SORs in their supply chain. An SOR may be deemed a high-risk SOR for one or both of the following reasons: 1) It does not have a valid RMI smelter ID and thus may not be a SOR and/or 2) it is not in conformance with the RMAP standards and not actively pursuing this status.

For each risk factor a possible course of action is determined, and appropriate risk mitigation actions are provided to vendors. Generally, vendors are asked to identify real SORs and to pressure those SORs to pursue RMAP conformance. To mitigate risk factors, the Company’s procurement organization puts pressure on vendors to make improvements, which may include qualifying an alternate vendor for the material. The result of these efforts has been year-over-year improvement in vendors identifying actual smelters more accurately.

A summary of results and identified risks are published in a year-end report for the reporting year, which is presented to key members of the global supply chain management team. The risk factors identified during this process are subsequently managed by the Company Risk Management System, and appropriately acted upon.

(4)Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
The RMI manages an independent third-party audit program for 3TG SORs. The results of these audits are reviewed by the RMI and made publicly available for companies to reference. The Company uses the results of these independent third-party audits to determine the country of origin of SORs and identify which SORs have been audited and are conformant with RMI RMAP standards. In reporting year 2024, the Company found that 66% of SORs were either conformant with the RMAP standards or “active” according to the RMI, meaning such SORs have committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment.

(5)Report on supply chain due diligence.
This Conflict Minerals Report constitutes the Company’s annual report on the Company’s 3TG due diligence, is filed with the SEC, and is available on the Company’s website at https://www.vareximaging.com/investor-relations/.

III.Steps to Mitigate Risk
The Company intends to take the following steps to help mitigate the risk that the necessary conflict minerals in our products could finance or benefit armed groups:

(1)Work with vendors that distribute other company’s goods to obtain a list of manufacturers and CMRTs and improve the quality of RCOI data coming from those sources. During reporting year 2024, many of these manufacturers were identified. It is expected that this action will result in improved results next reporting year.
(2)Work with vendors to improve the quality of data.
(3)Continue to improve the response rate of vendors.

IV.Determination
The Company relies on its vendors to obtain complete and accurate conflict minerals information and cannot guarantee the complete accuracy of all data. However, the Company worked in good faith to achieve a reasonable level of accuracy and completeness.

The Company’s due diligence identified 376 SORs that have been identified as SORs by the RMI. The RMI has performed independent third-party audits on many of these SORs and is pursuing audits for the remaining SORs.
Facilities Used to Process Necessary Conflict Minerals Used in In-Scope Products: While the Company has exercised due diligence and worked closely with its vendors to survey its conflict minerals supply chain (as described above), the Company is not able to identify with reasonable certainty all facilities used to process necessary conflict minerals used in in-scope products.
Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products: In-scope vendor responses indicated sourcing of 3TG from the DRC or an adjoining country as well as sourcing of 3TG from outside of the DRC or an adjoining country, from recycled or scrap sources, and/or from unknown origins. While the Company has exercised due diligence and worked closely with its vendors to survey the supply chain (as described above), the Company is not able to verify with certainty the countries of origin of all of the 3TG used in all in-scope products or whether the 3TG in all in-scope products is from recycled or scrap sources.
Information about Efforts to Determine Mine or Location of Origin: The description of the Company’s due diligence exercise set forth above under the heading “Reasonable Country of Origin Inquiry (“RCOI”) and Due Diligence Measures” covers the Company’s efforts to determine the mine or location of origin with the greatest possible specificity.

Forward-Looking Statements

Statements relating to due diligence process improvement and further risk mitigation the Company intends to make included in this report, as well as certain other statements made in this report, are forward-looking in nature and are based on the Company’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of risks, uncertainties, estimates, assumptions, and other factors (such as whether industry organizations and initiatives, such as the RMI, remain effective as a source of external support to us in the conflict minerals compliance process and whether the results of our efforts to improve the due diligence process will be effective) that may be outside of the Company’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein. These risks and uncertainties include the risk factors detailed in our Securities and Exchange Commission filings, including our Annual Report on Form 10-K for the fiscal year ended September 27, 2024, and our subsequent Quarterly Reports on Form 10-Q filed with the SEC. The Company assumes no obligation, and expressly disclaims any duty to update publicly and forward-looking statements, whether as a result of new information, future events, or otherwise.

Documents Incorporated by Reference

Unless otherwise stated herein, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of, this report unless expressly incorporated by reference herein.